Filed by Ashland Inc. pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                               Subject Company: Ashland Inc.
                                                mmission File No.: 001-02918

  (Message to employees from Ashland's Chief Executive Officer posted on Ashland's intranet site on April 28, 2005 regarding the MAP transaction)

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MESSAGE FROM OUR CEO

Note: This letter will be reprinted in the Ashland Source in May.

April 28, 2005

Dear Ashland Employees,

By now you have likely heard Ashland has announced an amended agreement to transfer our 38-percent interest in Marathon Ashland Petroleum LLC (MAP), our maleic anhydride business and 60 Valvoline Instant Oil Change (VIOC) centers in Michigan and northwest Ohio to Marathon. Under the amended agreement, Ashland's interest in these businesses is valued at approximately $3.7 billion compared to approximately $3 billion in the earlier agreement, with substantially all the increase in value going directly to our shareholders in the form of Marathon stock. In addition, Marathon has agreed to pay certain taxes that may be payable in connection with this transaction. The transaction is expected to be tax free to Ashland's shareholders and tax efficient to Ashland.

Ashland's Board of Directors took a comprehensive look at the alternatives available with respect to our ownership interest in MAP and concluded that the transaction's tax efficient structure was the best alternative. Of the increased value of $700 million, $600 million is in Marathon stock, which is being delivered directly to our shareholders, and there is a significant reduction of our tax risk. Also, this tax-efficient transaction provides certainty with respect to both timing and the value of our interest in MAP.

We have agreed with Marathon to use our reasonable best efforts to complete the transaction by June 30, 2005. After the close of this transaction, we will own four divisions in two Sectors -- Chemical and Transportation Construction -- both of which are focused on meeting customers' needs, enabling growth through process improvement, and achieving top-quartile performance.

After the closing, Ashland employees currently working within our maleic anhydride business and the 60 VIOC centers will work for Marathon. We have already started to build plans for a smooth transition. We appreciate very much the hard work and contributions of these employees and friends and wish them the best in their new roles. While our co-workers will be missed, they will be going from one great company to another great company.

Marathon is a company with whom we have shared much history and success. In fact, we expect this transaction to expand our business relationships with MAP and Marathon. MAP is currently a supplier to our Valvoline, APAC and chemical distribution businesses, selling us lube stocks, asphalt and solvents. MAP is also a customer for packaged products from Valvoline and water treatment chemicals provided by our Specialty Chemical division. MAP will become the sole supplier of maleic anhydride for our domestic unsaturated polyester resin business and will become our largest VIOC franchisee.

This deal marks a new era for Ashland and, when it is completed, it will bring to a close our 80-year history in refining and marketing. I am really excited about our future and I am confident we are well-positioned to create long-term value for our customers, our shareholders and our employees.

Jim

FORWARD-LOOKING STATEMENTS
This document contains  forward-looking  statements,  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's operating performance, earnings and expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. These forward-looking statements are based upon internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, weather, operating efficiencies and economic conditions, such as prices, supply and demand, cost of raw materials, and legal proceedings and claims (including environmental and asbestos matters) and are subject to a number of risks, uncertainties, and assumptions that could cause actual results to differ materially from those we describe in the forward-looking statements. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility the transaction may not close including as a result of failure to receive a favorable ruling from the Internal Revenue Service or failure of Ashland to obtain the approval of its shareholders; the possibility that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2004, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.


ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004 and an amended preliminary proxy statement on Schedule 14A on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4, which includes a further amended preliminary proxy statement/prospectus, with the SEC on October 12, 2004. Investors and security holders are urged to read those documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 14, 2004. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.